[redacted]

13010689

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
11 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8840 N. Lodgewood Road
(No. and Street)

River Hills (City) WI (State) 53217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik (262) 879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/17

3/13

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISUN SECURITIES CORPORATION

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2012

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

VISUN SECURITIES CORPORATION

ANNUAL REPORT

**FOR THE YEAR ENDED
DECEMBER 31, 2012**

Visun Securities Corporation

Annual Report

December 31, 2012

Table of Contents

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Visun Securities Corporation

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Visun Securities Corporation (the Company) as of December 31, 2012 and December 31, 2011, and the related statements of income, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with accounting standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2012 and December 31, 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the computation of net capital and aggregate indebtedness schedule has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the computation of net capital and aggregate indebtedness schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wellming, Boyung & Co S.C

Waukesha, Wisconsin
February 20, 2013

Visun Securities Corporation
Statements of Financial Condition
December 31, 2012 and December 31, 2011

Assets

	2012	2011
Current Assets:		
Cash and cash equivalents	$ 7,973	$ 37,301
Investments	11,925	-
Total Current Assets	19,898	37,301
Property and Equipment:		
Computer equipment	2,839	2,839
Furniture and fixtures	3,036	3,036
Total Property and Equipment	5,875	5,875
Less: accumulated deprecation	(5,591)	(5,023)
Net Property and Equipment	284	852
Other Assets:		
Customer list	150	250
Security deposit	-	1,320
Total Other Assets	150	1,570
Total Assets	$ 20,332	$ 39,723

Liabilities and Stockholder's Equity

	2012	2011
Current Liabilities:		
Accounts payable	1,000	-
Credit card payable	$ -	$ 86
Payroll taxes payable	1,344	1,175
Total Current Liabilities	2,344	1,261
Subordinated Loan	-	25,000
Total Liabilities	2,344	26,261
Stockholder's Equity:		
Common stock	10,000	10,000
Retained earnings	7,400	3,462
Accumulated other comprehensive income	588	-
Total Stockholder's Equity	17,988	13,462
Total Liabilities and Stockholder's Equity	$ 20,332	$ 39,723

See notes to financial statements.

Visun Securities Coporation
Statements of Income
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenue:		
Commissions	$ 98,761	$ 310,284
Expenses:		
Amortization	100	100
Automobile	807	1,317
Bank charges	140	67
Commissions	31,607	213,497
Contributions	-	25
Depreciation	568	1,304
Dues and subscriptions	517	4
Insurance	576	1,075
Licenses and registration	2,691	3,225
Meals and entertainment	234	401
Office supplies	689	-
Outside help	1,360	-
Payroll	44,100	71,436
Payroll taxes	3,873	6,170
Personal property tax	-	140
Professional fees	7,350	4,759
Rent	-	6,846
Repairs and maintenance	36	-
Telephone	665	1,560
Total Expenses	95,313	311,926
Net Loss From Operations	3,448	(1,642)
Other Income (Expense):		
Investment income	1,315	562
Miscellaneous income	214	505
Gain on sale of investment securities	1,024	443
Interest expense	(2,063)	(2,250)
Total Other Income (Expense)	490	(740)
Net Income (Loss)	3,938	(2,382)
Other Comprehensive Income (Expense):		
Unrealized gain on investment securities	588	-
Other Comprehensive Income	588	-
Comprehensive Income (Loss)	$ 4,526	$ (2,382)

See notes to financial statements.

Visun Securities Corporation
Statements of Changes in Liabilities Subordinated to Claims of Creditors
For the Years Ended December 31, 2012 and 2011

Subordinated loan, December 31, 2010	$	25,000
Increase (Decrease)		-
Subordinated loan, December 31, 2011	$	25,000
Increase (Decrease)		(25,000)
Subordinated loan, December 31, 2012	$	-

See notes to financial statements.

Visun Securities Corporation
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2012 and 2011

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2010	$ 10,000	$ 2,134	$ 3,710	$ 15,844
Reclassification adjustment for unrealized gains	-	(2,134)	2,134	-
Net loss	-	-	(2,382)	(2,382)
Balance, December 31, 2011	$ 10,000	$ -	$ 3,462	$ 13,462
Unrealized gain on investments	-	588	-	-
Net income	-	-	3,938	3,938
Balance, December 31, 2012	$ 10,000	$ 588	$ 7,400	$ 17,988

See notes to financial statements.

Visun Securities Corporation
Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities:		
Net Income (Loss)	$ 3,938	$ (2,382)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:		
Depreciation and amortization	668	1,404
(Gain) Loss on sale of investments	(1,024)	443
(Increase) decrease in assets:		
Prepaid payroll tax	-	1,549
Return of security deposit	1,320	-
Increase (decrease) in liabilities:		
Accounts payable	1,000	-
Credit card payable	(86)	(2,745)
Payroll taxes payable	169	1,175
Net Cash Provided by (Used in) Operating Activities	5,985	(556)
Cash Flows from Investing Activities:		
Payments on Debt	(25,000)	-
Purchase of investments	(69,712)	(5,000)
Proceeds from the sale of assets	59,399	23,807
Net Cash Provided by (Used in) Investing Activities	(35,313)	18,807
Net Increase (Decrease) in Cash	(29,328)	18,251
Cash and cash equivalents - Beginning of year	37,301	19,050
Cash and cash equivalents - End of year	$ 7,973	$ 37,301

	2012	2011
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ 2,063	$ 2,250
Income taxes	$0	$0

See notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 11, 1983. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of mutual funds and annuities.

Income Taxes

As of December 31, 2012, the Company recorded no provision for income taxes as there is a loss carry forward. There were no significant differences between financial and tax reporting.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2009. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2008.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over various estimated useful lives between five and ten years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital and required net capital were $15,765 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 14.87%.

Note 3 - Subordinated Loan

The Company had a loan payable to its officer and sole stockholder. It carried an interest rate of 9% and was due December 31, 2010, and is subordinated to all creditors. In December, 2009, an amendment was signed to extend the maturity date to December 31, 2013. The subordinated loan was paid off on November 27, 2012.

Note 4 - Common Stock

As of December 31, 2012 and 2011, common stock consisted of 10,000 authorized, 10,000 issued and outstanding, no par value shares.

Note 5 - Investments

The investments are held in various mutual funds and are being valued in accordance with SFAS #115 at fair value. An allowance for unrealized gains in the amount of $588 is reflected in earnings in the year ended December 31, 2012.

Note 6 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2012 through February 20, 2013, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2012

		2012
Net Capital Computation		
Stockholder's equity at year end	$	17,988
Deductions:		
Nonallowable assets:		
Fixed assets		(284)
Other assets		(150)
Haircuts on securities		(1,789)
Net Capital	$	15,765
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	156
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	2,344
Aggregate Indebtedness	$	2,344
Percentage of Aggregate Indebtedness to Net Capital		14.87%

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2012

		2012
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	16,765
Net changes per audit		
Additional accounts payable		(1,000)
Net Capital Per Above	$	15,765

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON, CPA
WENDY L. HANSON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors,
Visun Securities Corporation

In planning and performing our audit of the financial statements of Visun Securities Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Visun Securities Corporation as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 20, 2013. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wallrich, Bogenberger & Co., S.C.

Waukesha, Wisconsin
February 20, 2013